                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Berdon,      Matthew       A.
   (Last)       (First)       (Middle)

   200 East 42nd Street
   (Street)

   New York,    New York      10017
   (City)       (State)       (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Barnes & Noble, Inc.                   Symbol = BKS

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   January 1997

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)




8. Individual or Joint/Group Filing (Check applicable line)

   /X/ Form filed by one Reporting Person
   / / Form filed by more than one Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rites
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned at     Direct      7. Nature of
                                  Date        Code        -----------------------------     End of       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Month        Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock, par value $.001    1/15/97     P                4,000      A     $26.50                      D

Common Stock, par value $.001    1/17/97     P                  500**    A     $26.00      23,500***       I           By Spouse


* If the Form is filed by more than one Reporting Person, see
  Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Response)

                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------







                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------







Explanation of Responses:

 ** The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

*** Of which 23,000 shares are owned directly and 500 shares are owned by spouse. The reporting person disclaims beneficial ownership of the securities owned by his spouse, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


This Form 4 is the EDGARIZED version of the Form 4 filed manually by the reporting person on February 10, 1997.



By: /s/ Matthew A. Berdon                             Date   February 1, 1997
    -------------------------------                          ----------------
    **Signature of Reporting Person

   Matthew A. Berdon

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.